CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our Firm under the caption "Interest of Experts" and to the use in this Annual Report on Form- 40-F of our report dated May 27, 2024 with respect to the consolidated statements of financial position of American Lithium Corp. as at February 29, 2024 and February 28, 2023, and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, included in this Annual Report on Form 40-F.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

May 29, 2024